Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Procter & Gamble Company

Commission File No: 001-00434

The following is a press release issued by Diamond Foods, Inc. on October 12, 2011.

Diamond Foods to Launch Kettle Brand National TV Campaign

Kettle Brand commercials to air during major sporting events

SAN FRANCISCO, CA, October 12, 2011 – Diamond Foods, Inc. (NASDAQ: DMND) today announced that the first ever television campaign for the Kettle Brand will launch on Sunday, October 16th during Sunday Night Football and will also air during the opening game of the World Series on Wednesday, October 19th.

This campaign is the latest in a long history of investment in brand building by the company across its portfolio including Diamond of California, Emerald, Pop Secret and Kettle Brand. The investments have helped drive growth of the brands all of which are growing faster than their categories in the most recent Nielsen scanning period ended October 1, 2011.

In snack nuts, Emerald achieved 12.3 percent dollar share with growth of 33.7 percent, which is more than eight times faster than the category. This growth does not reflect recent significant expansion of the brand in the mass merchandiser channel.

In microwave popcorn, Pop Secret achieved a 29 percent dollar share of the category, which is the highest share reached since Diamond took full control of the brand in February of 2009. In the most recent twelve week period, Pop Secret grew 5.5 percent, outgrowing the category by 730 basis points.

In potato chips, the Kettle Brand grew 3.1 percent on top of double digit growth in the comparable period a year ago. The category grew at 2.4 percent in the most recent scanning period and Kettle dollar share was 3.4 percent.

In culinary nuts, the Diamond brand grew 3.2 percent, outpacing the category which grew at 1.2 percent. The Diamond brand maintained its market share leadership position with 27.8 percent dollar share, which is twelve times greater than the next largest branded competitor.

“We are very pleased with the strong performance of all of our brands as well as expanded distribution and footprint in the mass merchandiser channel, which is important for future growth in our snack portfolio,” said Andrew Burke, Executive

Vice President and Chief Marketing Officer for Diamond Foods. “With this growth, we believe we are seeing the benefits of our brand investments and look forward to launching the Kettle campaign to support that brand with all of our trading partners.”

Source: A.C. Nielsen, U.S. Grocery 12 weeks ending October 1, 2011

About Diamond

Diamond Foods is an innovative packaged food company focused on building, acquiring and energizing brands including Kettle Brand® chips, Emerald® snack nuts, Pop Secret® popcorn, and Diamond of California® nuts. The Company’s products are distributed in a wide range of stores where snacks and culinary nuts are sold. Corporate Web Site: www.diamondfoods.com.

Consumer Web Sites: www.diamondnuts.com, www.emeraldnuts.com, www.emeraldbreakfastonthego.com, www.popsecret.com, www.kettlebrand.com, www.kettlefoods.co.uk.

Note regarding forward-looking statements

This release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including with respect to expansion of distribution of products, future growth of the snack portfolio, growth in market share and benefits of brand investment and increased scale. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties, including changes in consumer preferences and the timing of expansion in the mass merchandiser channel. Actual results could differ materially from projections made in this release. An extensive list of factors that could materially affect our results can be found in Diamond’s periodic filings with the Securities and Exchange Commission (“SEC”). They are available publicly and on request from Diamond’s Investor Relations department.

Additional Information

In connection with the proposed transaction between Diamond and P&G, Diamond has filed a registration statement on Form S-4 with the SEC, but this registration statement has not become effective. Diamond also has filed a definitive proxy statement with the SEC, which was sent to the stockholders of Diamond beginning on September 26, 2011. Investors are urged to read the proxy statement, registration statement and any other relevant documents when they become available because they will contain important information about Diamond, Pringles and the proposed transaction. The proxy statement, registration statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. The documents can also be obtained free of charge from Diamond upon written request to Diamond Foods, Inc., Investor Relations, 600 Montgomery Street, San Francisco, California 94111 or by calling (415) 445-7444, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Diamond. However, P&G, Diamond and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Diamond Foods, Inc. may be found in its 2011 Annual Report on Form 10-K filed with the SEC on September 15, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Stockholders filed with the SEC on November 26, 2010. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2011 Annual Report on Form 10-K filed with the SEC on August 10, 2011, and its proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on August 26, 2011.

Contacts:

Investor Contact Linda Segre SVP, Corporate Strategy Diamond Foods 415 -445 -7444 lsegre@diamondfoods.com	Media Contact Stephen Sibert VP, Corporate Affairs Diamond Foods 415 -445 -7444 ssibert@diamondfoods.com

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